March 10, 2009
VIA EDGAR AND HAND DELIVERY
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Hayes Lemmerz International, Inc. Form 10-K for the fiscal year ended January 31, 2008, Filed April 10, 2008 SEC File No. 0-50303
Dear Ms. Cvrkel:
     This letter is submitted on behalf of Hayes Lemmerz International, Inc. (the “Company”), to respond to your letter to Mr. Curtis J. Clawson, dated February 25, 2009 with respect to the above-referenced filing.
     The headings below correspond to the headings as set forth in the Staff’s comment letter of February 25, 2009.
Form 10-K for the fiscal year ended January 31, 2008
Note 9. Bank Borrowing, Other Notes, and Long-term Debt, page 60
Rights Offering, page 61
Per your request, the revised weighted average and earnings per share, including the impact on Fiscal 2007 are as follows:

Ms. Linda Cvrkel
March 10, 2009

	Fiscal Year Ending
	1/31/2008	1/31/2007	1/31/2006
Net Loss as presented ($ in Millions)	$(194.4)	$(166.9)	$(457.5)
Adjusted Net Loss	(194.4)	(166.9)	(457.5)

Change in Net Loss	$—	$—	$—
% Change in Net Loss	0%	0%	0%

Weighted average shares (in thousands) as presented	80,533	38,307	37,942
Adjusted weighted average shares	87,040	57,836	57,285

Change in Weighted Average Shares	6,507	19,529	19,343
% Change in Weighted average Shares	8%	51%	51%

Earnings Per Share as presented	$(2.41)	$(4.36)	$(12.06)
Adjusted Earnings per Share	$(2.23)	$(2.89)	$(7.99)

Change in Weighted Average Shares	$0.18	$1.47	$4.07
% Change in Weighted average Shares	-7%	-34%	-34%
The impact for Fiscal 2006 and 2007 results by quarter are as follows:

	Fiscal 2006
	Quarter to Date Ending
	4/30/2006	7/31/2006	10/31/2006
Net Loss as presented ($ in Millions)	$(17.6)	$(26.9)	$(59.6)
Adjusted Net Loss	(17.6)	(26.9)	(59.6)

Change in Net Loss	$—	$—	$—
% Change in Net Loss	0%	0%	0%

Weighted average shares (in thousands) as presented	38,122	38,161	38,464
Adjusted weighted average shares	57,557	57,615	58,073

Change in Weighted Average Shares	19,435	19,454	19,609
% Change in Weighted average Shares	51%	51%	51%

Earnings Per Share as presented	$(0.46)	$(0.70)	$(1.55)
Adjusted Earnings per Share	$(0.31)	$(0.47)	$(1.03)

Change in Weighted Average Shares	$0.15	$0.23	$0.52
% Change in Weighted average Shares	-33%	-33%	-34%

	Fiscal 2006
	Year to Date Ending
	4/30/2006	7/31/2006	10/31/2006
Net Loss as presented ($ in Millions)	$(17.6)	$(44.5)	$(104.1)
Adjusted Net Loss	(17.6)	(44.5)	(104.1)

Change in Net Loss	$—	$—	$—
% Change in Net Loss	0%	0%	0%

Weighted average shares (in thousands) as presented	38,122	38,143	38,250
Adjusted weighted average shares	57,557	57,588	57,750

Change in Weighted Average Shares	19,435	19,445	19,500
% Change in Weighted average Shares	51%	51%	51%

Earnings Per Share as presented	$(0.46)	$(1.17)	$(2.72)
Adjusted Earnings per Share	$(0.31)	$(0.77)	$(1.80)

Change in Weighted Average Shares	$0.15	$0.40	$0.92
% Change in Weighted average Shares	-33%	-34%	-34%

Ms. Linda Cvrkel
March 10, 2009

	Fiscal 2007
	Quarter to Date Ending
	4/30/2007	7/31/2007	10/31/2007
Net Loss as presented ($ in Millions)	$(15.3)	$(87.1)	$(62.7)
Adjusted Net Loss	(15.3)	(87.1)	(62.7)

Change in Net Loss	$—	$—	$—
% Change in Net Loss	0%	0%	0%

Weighted average shares (in thousands) as presented	39,269	79,336	100,382
Adjusted weighted average shares	59,304	86,652	100,382

Change in Weighted Average Shares	20,035	7,316	—
% Change in Weighted average Shares	51%	9%	0%

Earnings Per Share as presented	$(0.38)	$(1.10)	$(0.62)
Adjusted Earnings per Share	$(0.26)	$(1.01)	$(0.62)

Change in Weighted Average Shares	$0.12	$0.09	$—
% Change in Weighted average Shares	-32%	-8%	0%

	Fiscal 2007
	Year to Date Ending
	4/30/2007	7/31/2007	10/31/2007
Net Loss as presented ($ in Millions)	$(15.3)	$(102.4)	$(165.1)
Adjusted Net Loss	(15.3)	(102.4)	(165.1)

Change in Net Loss	$—	$—	$—
% Change in Net Loss	0%	0%	0%

Weighted average shares (in thousands) as presented	39,269	59,854	73,414
Adjusted weighted average shares	59,304	73,133	82,352

Change in Weighted Average Shares	20,035	13,279	8,938
% Change in Weighted average Shares	51%	22%	12%

Earnings Per Share as presented	$(0.38)	$(1.71)	$(2.25)
Adjusted Earnings per Share	$(0.26)	$(1.40)	$(2.00)

Change in Weighted Average Shares	$0.12	$0.31	$0.25
% Change in Weighted average Shares	-32%	-18%	-11%
These errors will be disclosed in a separate filing pursuant to Item 4.02 of Form 8-K. In addition, the upcoming Annual Report on Form 10-K for the fiscal year ended January 31, 2009 will include the corrected figures and the appropriate disclosures under Statement of Financial Standards 154 Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.
Goodwill Impairment Testing
We are currently in the process of evaluating our goodwill and other long term assets under Statement of Financial Accounting Standards 142 and 144. Our annual impairment test under SFAS 144 evaluates balances at the beginning of our fiscal fourth quarter, November 1, but is not completed until after the third quarter results are published. As a result, any required impairments or disclosures related to goodwill normally are detailed in our year-end financial statements. During the period from November 1, 2008 through January 31, 2009, there was a significant adverse change in the business climate as expected volumes in the short and medium-term declined substantially. As a result of this triggering event, we are

Ms. Linda Cvrkel
March 10, 2009

reevaluating our goodwill and other long term assets as of January 31, 2009 in addition to the work performed based on November 1, 2008 balances. Per the guidance, we will provide robust disclosures to explain the facts, circumstances, methods and assumptions relating to the required impairment testing and any conclusions reached.
Should you have any questions or want to discuss any issues in more detail, please call the undersigned at (734) 737-5416, or Steve Esau, Assistant General Counsel at (734) 737-5115. Facsimile transmissions may be made to Mr. Esau at (734) 737-5990.
Very truly yours,
Mark A. Brebberman,
Vice President, Finance and CFO
cc: Effie Simpson